SELECTIVE INSURANCE GROUP, INC.
                                40 Wantage Avenue
                              Branchville, NJ 07890


                                                              November 30, 2005


VIA FACSIMILE & EDGAR
---------------------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Mr. Greg Belliston

                 Re: Selective Insurance Group, Inc. (the "Company") Registration Statement on Form S-4 (File No. 333-129927)
                      --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-129927) be accelerated by the Securities and Exchange Commission (the "Commission") to 4:30 p.m. Eastern Standard Time on December 2, 2005, or as soon as practicable thereafter.

         Pursuant to your letter dated November 29, 2005, the Company hereby acknowledges (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We request that we be notified of such effectiveness by a telephone call to the undersigned at (973) 948-1310 and that such effectiveness also be confirmed in writing.


                                   Very truly yours,

                                   SELECTIVE INSURANCE GROUP, INC.


                                   By:/s/ Michael H. Lanza
                                      --------------------
                                      Name:   Michael H. Lanza, Esq.
                                      Title:  Senior Vice President, General
                                              Counsel & Corporate Secretary